Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Avalon Advanced Materials Inc.

Corporate name / Dénomination sociale

777464-8

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices désignant une série d'actions.

Virginie Ethier

Virginie Ethier

Director / Directeur

2017-03-06

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Avalon Advanced Materials Inc.

2 Corporation number
Numéro de la société
777464-8

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Jim Andersen

Jim Andersen
416-364-4938

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada
IC 3069 (2008/04)

The Articles are amended by creating 500 Series Al Preferred Shares and 165 Series A2 Preferred Shares.

SERIES Al PREFERRED SHARES

The Series Al Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attached to the preferred shares as a class, carry and be subject to the following designations, rights, privileges, restrictions and conditions:

Section 1                Interpretation.

(1)	Defined Terms. The following definitions and interpretation rules apply in these Series Al Preferred Share Terms:

Affiliate has the meaning given to it in the Securities Act(Ontario).

Articles means the articles of continuance of the Company, together with all amendments thereto.

Business Day means a day, other than a Saturday or Sunday, on which banks in New York, NY and Toronto, ON are open for the general transaction of business.

Canadian Securities Laws means all applicable securities laws in each of the provinces and territories of Canada, other than Quebec, emanating from Governmental Authorities including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and the TSX Rules.

Change in Law Termination Event means:(a) a change in an interpretation or administration of a Law; (b) compliance by the Holder with a Law or an interpretation or administration of a Law; or (c) a change after the date that any Series Al Preferred Shares are issued in a Law or an i nterpretation or administration of a Law, which has, in the reasonable opinion of the Holder, directly or indirectly, the effect of materially varying the duties, obligations or liabilities of the Company or the Holder in connection with any Transaction Document, Contemplated Transactions or these Preferred Share terms, such that the Holder's rights, powers, benefits, remedies or economic burden (including any Tax treatment in the hands of the Holder) are adversely affected; or otherwise adversely affecting rights, powers, benefits, remedies or the economic burden of the Holder (including by way of delay or postponement).

Change of Control Event means, in respect of the Company:(a) a change in the composition of the board of directors of the Company where 50.0% or more of the individuals that are directors cease to be directors during the time period beginning on the date that any Series Al Preferred Shares are issued and ending on the date when no Preferred Shares are issued and outstanding; or (b) any of the individuals who are the Chief Executive Officer or Chief Financial Officer as of the date that any Series Al Preferred Share are issued cease to hold such position; or (c) other than a shareholder that holds such a position as of the Date of Issuance, if an individual, person or legal entity comes to have beneficial ownership, control or direction over more than 50% of the voting rights attached to any class of voting securities of the Company; or (d) the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of the assets that are held directly or indirectly by the Company.

Common Share means a fully paid common share in the capital of the Company.

Company means Avalon Advanced Materials Inc.

Company Redemption Amount has the meaning given to it in Section 8(1).

Company Redemption Notice has the meaning given to it in Section 8(2).

Contemplated Transactions means any transaction contemplated by these Preferred Share Terms or a Transaction Document, including the Conversion or Redemption of the Series Al Preferred Shares.

Conversion or Convertible or Convert means the conversion of Series Al Preferred Shares into Common Shares in accordance with these Preferred Share terms.

Conversion Date means the date that Series Al Preferred Shares are to be converted into Conversion Shares, in accordance with these Preferred Share terms and as specified by the Holder in a Conversion Notice.

Conversion Notice means a conversion notice that is delivered by the Holder to the Company in respect of a Conversion of Series Al Preferred Shares.

Conversion Shares means the Common Shares issuable or issued upon Conversion of Series Al Preferred Shares, in accordance with these Preferred Share terms.

Conversion Time means that time that Series Al Preferred Shares are Converted on the applicable Conversion Date.

Corporations Act means the Canada Business Corporations Act.

Date of Issuance means the date that the Series Al Preferred Shares are issued by the Company.

Frustration Termination Event means there comes into being an applicable Law which, or an official or reasonable interpretation of which, in the Holder's reasonable opinion, makes it illegal or impossible for the Holder or the Company to undertake any of the Contemplated Transactions, including converting the Series Al Preferred Shares into Common Shares, in accordance with any Transaction Document or these Preferred Share terms, or renders consummation of any of the Contemplated Transactions in accordance with any Transaction Document unenforceable, void, voidable or unlawful, or contrary to or inconsistent with any Law.

Governmental Authority means any United States, Canadian or other:(a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign;(b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the TSX and Market Regulation Services Inc.

Holder means Lind Asset Management IX, LLC.

Holder's Shares means any Conversion Shares or other shares issuable to the Holder pursuant to a Transaction Document or these Preferred Share terms.

Insolvency Event means the commencement by the Company or any Subsidiary of a voluntary proceeding under applicable bankruptcy or insolvency legislation ("Bankruptcy Laws") or the commencement by any person of involuntary proceedings under Bankruptcy Laws against the Company or any Subsidiary that are not dismissed within sixty (60) days after commencement thereof, or a receiver or administrator is appointed for or takes charge of all or substantially all of the property of the Company or any Subsidiary, or the Company or any Subsidiary commences any other proceeding under any proposal, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar Law of any jurisdiction whether now or hereafter in effect relating to the Company or any Subsidiary, or the Company or any Subsidiary is adjudicated insolvent or bankrupt, or any order or relief or other order approving any such case or proceeding is entered, or the Company or any Subsidiary makes a general assignment for the benefit of creditors.

Law means Canadian Securities Laws, US Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term applicable with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

Lock-Up Period means the period during which the Holder may not trade Conversion Shares on the TSX and in respect of the Series Al Preferred Shares, means the period ending four (4) months and one(1)day after the issuance of the Series Al Preferred Shares.

Market Cap / Cash Balance Event means the occurrence of any one of the following events:(a) the Market Capitalization exceeds C$42,000,000; (b) the Market Capitalization is less than C$17,000,000; or (c) the amount of cash as stated in any public balance sheet date of the Company that is dated after the Date of Issuance is less than C$1,000,000.

Market Capitalization means the number of Common Shares outstanding as of the relevant date of determination, multiplied by the VWAP of the Common Shares for one (1) Trading Day calculated as at the close of trading on the TSX on a Trading Day.

Material Adverse Effect means a material adverse effect on: (i) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries taken as a whole; or (ii) the ability of the Company to perform its obligations under any Transaction Document or these Preferred Share terms.

NI 45-102 means National Instrument 45-102 of the Canadian Securities Administrators.

Prohibited Transaction means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell): (a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive Common Shares:(i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, the trading prices of, or quotations for, the Common Shares; or (ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events; or (b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions, and are deemed to include transactions generally referred to as at-the-market distributions, equity lines of credit and standby equity distribution agreements, and convertible securities and loans having a similar effect. For the avoidance of doubt, rights issuances, shareholder purchase plans, employee share ownership plans, convertible securities, or equity issuances, based on the Company's trading price but each at a fixed price per Common Share, are not Prohibited Transactions.

Project-Related Financing means a project-relating financing of the Company meeting each of the following conditions: (a) the financing must be no more than C$25,000,000; and (b) (i) the security granted to the financier, if any, consists only of a lien or an encumbrance on the mineral tenements and/or mining related real property or any project-specific tangible asset of the Company, as applicable; or (ii) if the financing includes project-specific tangible assets, the security granted to the financier, if any, consists only of a lien or an encumbrance on such project-specific tangible assets.

Redeem or Redeemable or Redemption means the redemption of Series Al Preferred Shares, in accordance with these Preferred Share terms.

Redemption Amount means from the: (a) Date of Issuance until the third month anniversary thereof, C$5,000 per Series Al Preferred Share;(b) date that is three months and one day from the Date of Issuance until the six month anniversary of the Date of Issuance, C$5,250 per Series Al Preferred Share;(c) date that is six months and one day from the Date of Issuance until the nine month anniversary of the Date of Issuance, C$5,500 per Series Al Preferred Share;(d)date that is nine months and one day from the Date of Issuance until the twelve month anniversary of the Date of Issuance, C$5,750 per Series Al Preferred Share;(e)date that is twelve months and one day from the Date of Issuance until the fifteen month anniversary of the Date. of Issuance, C$6,000 per Series Al Preferred Share;(f) date that is fifteen months and one day from the Date of Issuance until the eighteen month anniversary of the Date of Issuance, C$6,250 per Series Al Preferred Share;(g)date that is eighteen months and one day from the Date of Issuance until the twenty-one month anniversary of the Date of Issuance, C$6,500 per Series Al Preferred Share; and (h) date that is twenty-one months and one day from the Date of Issuance and subsequently thereafter, C$6,750 per Series Al Preferred Share, in each case as may be adjusted in accordance with these Preferred Share terms.

Redemption Date means the date that Series Al Preferred Shares are Redeemed, in accordance with these Preferred Share terms.

Redemption Event has the meaning given to it in Section 7(2).

Redemption Notice has the meaning given to it in Section 7(3).

Series Al Conversion Price means the price in Canadian dollars equal to 85% of the five-day VWAP on the TSX immediately prior to the date of the Conversion Notice of the Series Al Preferred Shares, subject to the requirements of the TSX.

Securities Commissions means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada in which the Company is a reporting issuer.

Security Structure Event means any consolidation, subdivision or any payment of a special dividend in Common Shares or distribution of Common Shares to holders of its outstanding Common Shares, which for the avoidance of doubt, does not include a rights offering, private placement or public offering of Common Shares.

Series Al Preferred Shares means the Series Al Redeemable Non-Voting Convertible Preferred Shares, the terms of which are set out in these Preferred Share terms.

Purchase Agreement means the Preferred Share Purchase Agreement between the Holder and the Company dated March 3, 2017.

Subsidiary means 8110131 Canada Inc., Nolava Minerals Inc. and Avalon Rare Metals Ltd..

Transaction Documents means the Purchase Agreement and any certificates or other agreements issued or entered into in connection with such agreement.

TSX means the Toronto Stock Exchange.

TSX Rules means the TSX Company Manual.

US Securities Laws means all applicable U.S. federal and state securities laws including the respective rules and regulations made thereunder together with applicable rules, policies, notices, discretionary rulings and orders issued by applicable securities regulatory authorities having application, all as the same are in effect at the date hereof.

VWAP means the volume weighted average trading price of the Common Shares, which is calculated by dividing the total value by the total volume of Common Shares traded on the TSX for the relevant period, as reported by Bloomberg, LP.

(2)	Where a Conversion Date falls on a day that is not a Business Day or a day on which the TSX is not open for trading, the relevant Conversion shall occur on the day that is the next day that is a Business Day or a day on which the TSX is open for trading.

(3)	Where a Redemption Date falls on a day that is not a Business Day or a day on which the TSX is not open for trading, the relevant Redemption shall occur on the day that is the next day that is a Business Day or a day on which the TSX is open for trading.

(4)	References in these Preferred Share terms to volume of trading of Common Shares and market price of Common Shares shall be determined by reference to the calculations from the trading of such Common Shares on the TSX, or if the Shares are not hereafter listed on TSX, such other primary stock exchange or stock market upon which the Shares of the Company may be listed from time-to-time hereafter.

Section 2                Dividends.

The Holder of the Series Al Preferred Shares then outstanding shall not be entitled to receive any dividend on Series Al Preferred Shares.

Section 3                Restrictions on Transfer.

The Holder may not transfer, sell or trade the Series Al Preferred Shares. For greater certainty, this provision does not restrict or otherwise limit the Holder's right to pledge, mortgage, hypothecate or encumber the Series Al Preferred Shares that it holds.

Section 4                Conversion.

(1)	Conversion Riqhts. The Series Al Preferred Shares may be Converted into Common Shares, as follows:

(a)

Conversion Rights Generally. The Holder is permitted to Convert Series Al Preferred Shares into Conversion Shares at any time following the end of the Lock-Up Period, subject to the following terms and conditions and the limitations set forth in Section 4(1)(b):

(i)

the Holder may in its sole discretion, at any time and from time to time, in whole in part, and in respect of any or all of the Series Al Preferred Shares held by the Holder, provide the Company with one or more Conversion Notices indicating that it requires a Conversion of the number of whole Series Al Preferred Shares specified in such Conversion Notice;

(ii)

a Conversion Notice delivered pursuant to Section 4(1)(a)(i) shall specify: (A) the Holder's name or the names of the nominees in which such Holder wishes the Conversion Shares to be issued; (B) the Conversion Date by which the Holder requires Conversion to occur, giving at least one (1) Business Day notice; and (C) shall include the Series Al Conversion Price applicable to the Conversion due to be effected on such Conversion Date, setting out the manner in which such Series Al Conversion Price was calculated by the Holder;

(iii)	within one (1) Business Day of receiving the Conversion Notice, the Company shall take the required actions in order for the Conversion to occur on the Conversion Date;

(iv)

upon receipt by the Company of a Conversion Notice pursuant to Section 4(1)(a)(i), the Company shall effect a Conversion of the number of Series Al Preferred Shares specified in such Conversion Notice by issuing and delivering Conversion Shares (in the number determined pursuant to the Conversion Notice) to the Holder or its nominee on the Conversion Date;

(v)

the number of Conversion Shares to be issued on Conversion shall be equal to aggregate Redemption Amount for the Series Al Preferred Shares to be Converted as set forth in the Conversion Notice, divided by the Series Al Conversion Price; and

(vi)	the Holder may deliver a Conversion Notice one or more times and from time-to- time in any calendar month, subject to these Preferred Share terms.

(b)	Limitation on Conversion. At any time after the Lock-Up Period expires, the Holder:

(i)	has the right, but not the obligation, to Convert, in each calendar month, up to 25 Series Al Preferred Shares;

(ii)

has the right, but not the obligation, to Convert, in each calendar month, up to 100 Series Al Preferred Shares provided that this amount of Series Al Preferred Shares does not exceed 20% of the Company's 20 day traded volume of common shares on the TSX immediately prior to the date of a Conversion Notice; and

(iii)	may, but is not required to, convert any other amount of Series Al Preferred Shares with the written consent of the Company.

(c)	Additional Rights to Convert. Notwithstanding Section 4(1)(b), the Holder has the right, but not the obligation, to Convert any number of Series Al Preferred Shares, if at any time:

	(i)	a Market Cap/Cash Balance Event occurs;

	(ii)	a Change in Law Termination Event occurs;

	(iii)	a Redemption Event occurs; or

	(iv)	a Change of Control Event occurs.

(2)	Mechanics of Conversion.

	(a)	Notice of Conversion. In order for the Holder to Convert Series Al Preferred Shares into Conversion Shares, the Holder shall:

(i)

provide a Conversion Notice to the Company stating the number of Series Al Preferred Shares that it is electing to Convert and, if applicable, any event on which such Conversion is contingent and including the information required by Section 4(1)(a)(ii); and

(ii)	if such Holder's Series Al Preferred Shares are certificated, surrender the certificate or certificates for such Series Al Preferred Shares to the Company.

(b)	Issuance of Conversion Shares. The Company shall, as soon as practicable after the Conversion Time, but not later than three (3) Business Days:

(i)

pursuant to Section 4(1)(a)(iii), issue and deliver to such Holder, or to its nominees, a certificate or certificates for the number of Conversion Shares issuable upon such Conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Series Al Preferred Shares represented by the surrendered certificate that were not converted into Conversion Shares; and

(ii)	pay in cash such amount as provided in Section 4(5).

(3)

Effect of Conversion. All Series Al Preferred Shares which shall have been surrendered for Conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the Holder thereof to receive Conversion Shares in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4(5). Any Series Al Preferred Shares so Converted shall be cancelled and not reissued.

(4)	Legends

(a)	The certificates representing the Series Al Preferred Shares shall bear any legends required by Canadian Securities Laws and US Securities Laws, as well as the following legend:

"THE EQUITY SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED, SOLD OR TRADED BY THE HOLDER."

(b)	After the Lock-Up Period expires, if the Holder receives Conversion Shares on Conversion that are certificated, such certificates shall not bear any restrictive legend under Canadian Securities Laws.

(c)

The Holder is entitled to have the legends required under Canadian Securities Laws, if any, removed from any previously issued Conversion Share certificate, which the Company undertakes to cause within three (3) Business Days of any request from the Holder, which request shall be accompanied by each applicable Conversion Share certificate in respect of which the request is made.

(d)	The Holder is entitled to have any Conversion Shares issued, after the Lock-Up Period expires, in an electronic or dematerialized form as determined by the Holder.

(e)	Any Conversion Shares represented in an electronic or dematerialized form shall not have any restrictive legend, unless required under Canadian Securities Laws or US Securities Laws.

(f)

The Holder shall provide all such certificates, declarations, and/or opinions reasonably required by the Company, reliance on which is required by Law in order for the Conversion Shares to be issued without legends required by US Securities Laws attached.

(5)

Fractional Shares. No fractional Conversion Shares shall be issued upon Conversion. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay cash equal to such fraction, multiplied by the five-day VWAP immediately prior to Conversion, provided that such amount is greater than C$1.00. Whether or not fractional shares would be issuable upon such Conversion shall be determined on the basis of the total number of Series Al Preferred Shares the holder is at the time converting into Conversion Shares and the aggregate number of Conversion Shares issuable upon such Conversion.

(6)

Reservation of Shares. The Company shall at all times when the Series Al Preferred Shares are outstanding, reserve and keep available out of its authorized but unissued share capital, for the purpose of effecting the Conversion of the Series Al Preferred Shares, such number of its duly authorized Conversion Shares as shall from time to time be sufficient to effect the Conversion of all outstanding Series Al Preferred Shares.

(7)

Termination of Conversion Rights. In the event a Redemption Notice for any Series Al Preferred Shares is given pursuant to Section 7, the Conversion Rights of the Series Al Preferred Shares designated for Redemption shall only terminate at the close of business on the last full Trading Day preceding the date fixed for Redemption, unless the Redemption Amount is not fully paid on such Redemption Date, in which case the Conversion Rights for such shares shall continue until such Redemption Amount is paid in full. If all of the Series Al Preferred Shares are Converted after a Redemption Notice is given and prior to the Redemption Date, the Redemption Notice shall be deemed to be revoked in respect of the Series Al Preferred Shares that were to be Converted. In the event of a liquidation, dissolution, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of its affairs, the Conversion Rights shall terminate only at the close of business on the last full Trading Day preceding the date fixed for the payment of any such amounts distributable on such event to the Holder.

(8)

Right of Company to Redeem. Notwithstanding any other provision of these Preferred Share terms, if the Series Al Conversion Price is less than C$0.10 for any Conversion, the Company shall have the right to refuse to give effect to such Conversion and instead Redeem all of the Series Al Preferred Shares that were to be subject to the Conversion in accordance with the process in Section 8(1), in which case the Redemption Amount will be equal to the Redemption Amount multiplied by 105%.

(9)

Additional Rights of Conversion. If the Company exercises its right of Redemption pursuant to Section 8(1), the Holder has the right, in its sole discretion, to Convert up to 30% of its Series Al Preferred Shares at the Series Al Conversion Price, by indicating that it wishes to exercise this right in its response to the Company Redemption Notice within five (5) Business Days of receiving such notice. Any such Conversion shall be effective prior to the Redemption Date.

Section 5                Adjustments.

(1)

Mergers, Reorganizations, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company, and which does not constitute a Change of Control Event, in which the Common Shares (but not the Series Al Preferred Shares) are converted into or exchanged for securities, cash or other property, then:

(a)

the Holder may declare any such transaction to be a Redemption Event (such determination to be made by the Holder within five (5) Business Days of the completion of such event in which case Section 7 will apply; or

(b)

then following any such reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger, each Series Al Preferred Share shall thereafter be convertible in lieu of the Conversion Shares into which it was Convertible prior to such event, into the kind and amount of securities, cash or other property which the Holder of the number of Conversion Shares of the Company issuable upon Conversion of one Series Al Preferred Share immediately prior to such reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, a malgamation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Holder) shall be made in the application of the provisions in this Section 5(1) with respect to the rights and interests thereafter of the Holder of the Series Al Preferred Shares, to the end that the provisions set forth in this Section 5(1) (including provisions with respect to changes in and other adjustments of the Series Al Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the Conversion of the Series Al Preferred Shares. For the avoidance of doubt, nothing in this Section 5 shall be construed as preventing the Holder from seeking any dissent rights to which they are otherwise entitled under the Corporations Act in connection with a transaction triggering an adjustment hereunder, nor shall this Section 5(1) be deemed conclusive evidence of the fair value of the Series Al Preferred Shares in any such dissent proceeding.

(2)

Adjustments for a Security Structure Event. If a Security Structure Event occurs during the five (5) Trading Day period when the Series Al Conversion Price is being determined for the purposes of being Converted in accordance with these Preferred Share terms, the Series Al Conversion Price shall be reduced or, as the case may be, increased, in the same proportion as the issued capital of the Company is, as the case may be, consolidated or subdivided.

(3)

Notice. When the Company becomes aware of a fact that may give rise to an adjustment of the Series Al Conversion Price, the Company must promptly (and not more than one (1) Trading Day after becoming aware), notify the Holder of the specifics of the fact that may give rise to such adjustment.

Section 6                Notice of Record Date.

In the event:

(a)	of any capital reorganization of the Company, any reclassification of the Common Shares of the Company; or

(b)	of the voluntary or involuntary dissolution, liquidation, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of the affairs of the Company,

then, and in each such case, the Company shall send or cause to be sent to the Holder of the Series Al Preferred Shares a notice specifying, as the case may be the effective date on which such reorganization, reclassification, consolidation, merger, amalgamation, arrangement, transfer, dissolution, liquidation, winding-up or distributions of the Company's assets for the purpose of winding-up its affairs is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Shares (or such other shares or securities at the time issuable upon the Conversion of the Series Al Preferred Shares) shall be entitled to exchange their Common Shares (or such other shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, arrangement, transfer, dissolution, liquidation, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of its affairs, and the amount per share and character of such exchange applicable to Series Al Preferred Shares and Common Shares. Such notice shall be sent at least ten (10) Business Days prior to the record date or effective date for the event specified in such notice.

Section 7                Redemption by Holder.

(1)

General. Each Series R1 Preferred Share shall be redeemed by the Company for cash in accordance with this Section 7 at a price equal to the Redemption Amount for Series Al Preferred Shares or other price set forth in these Preferred Share terms.

(2)	Redemption Events. Each of the following shall constitute a "Redemption Event":

(a)

any of the representations, warranties, or covenants made by the Company or any of its agents, officers, directors, employees or representatives in any Transaction Document, materials delivered to the Holder in connection with the Contemplated Transaction or public filing are inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Holder, any of its authorized representatives, or the Company's shareholders, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made or repeated (in each case where qualified by an express reference to the representation or the warranty being given on a particular other date or dates, on that date or dates);

(b)	the Company or any Subsidiary undertakes a Change of Control Event or if a Change of Control Event occurs;

(c)	the Company or any Subsidiary undertakes or threatens to undertake a Prohibited Transaction;

(d)	the occurrence of a Frustration Termination Event;

(e)	the occurrence of a Change in Law Termination Event;

(f)	the Company or any Subsidiary suffers or incurs an Insolvency Event;

(g)

the Company or any of its Subsidiaries ceases or suspends, or threatens to cease or suspend, the conduct of all or a substantial part of its business, or disposes, in a single transaction, or in a series of transactions, of all or substantially all of its assets;

(h)	the Company or any of its Subsidiaries takes action to reduce its stated or paid-up capital in accordance with the Corporations Act;

(i)	the issuance or sale of any additional Series Al Preferred Shares to any person other than the Holder without the prior written consent of the Holder;

(j)	the amendment, modification, alteration or repeal any provision of the Articles relating to the Series Al Preferred Shares without the prior written consent of the Holder;

(k)

creation, authorization of the creation of, any additional class or series of shares unless the same ranks junior to the Series Al Preferred Shares with respect to the distribution of assets on the liquidation, dissolution, winding-up or distribution of the Company's assets a mong its shareholders for the purpose of winding-up of its affairs, the payment of dividends and rights of redemption, in each case without the prior written consent of the Holder; or

(l)

the reclassification, alteration or amendment of any existing security of the Company that is junior to the Series Al Preferred Shares in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Al Preferred Shares in respect of any such right, preference or privilege, in each case without the prior written consent of the Holder;

(m)	there is a cease trade order issued against the Company, or a management cease trade order in respect of the Company;

(n)

if, as a result of the Company ceasing to be a "foreign private issuer" (as that term is defined in Rule 405 under the Securities Exchange Act of 1934) or otherwise, the Holder is unable to effect a lawful resale of Holder's Shares on the TSX without registration under the United States Securities Act of 1933, including if the resale safe harbour from registration available under Regulation S becomes unavailable;

(o)	the Company ceases to be a "reporting issuer" under Canadian Securities Laws in any province or territory of Canada (or applies to do so), without the prior written consent of the Holder;

(p)	the Common Shares are de-listed from the TSX, without the prior written consent of the Holder;

(q)	the Common Shares become listed on another stock exchange other than the TSX through the actions of the Company, without the prior written consent of the Holder;

(r)

the Company challenges, disputes or denies any right of the Holder under these Preferred Share terms or pursuant to any Transaction Document, or otherwise dishonors or rejects any action taken, or document delivered, in furtherance of the Holder's rights to receive any Conversion Shares;

(s)

these Preferred Share terms, a Transaction Document or a Contemplated Transaction is claimed by a person that is not the Holder to be wholly or partly void, voidable or unenforceable in any respect, or has been determined by a court of competent jurisdiction to be wholly or partly void, voidable or unenforceable in any respect;

(t)

a court of competent jurisdiction makes an ultimate determination in favour of any action, claim, proceeding, suit, investigation, or action against any other person or otherwise asserted before any Governmental Authority, which seeks to restrain, challenge, deny, enjoin, limit, modify, delay, or dispute, the right of the Holder or the Company to enter into any Transaction Documents or undertake any of the Contemplated Transactions;

(u)	the occurrence of a Material Adverse Effect or any event, condition or development occurs or arises which in the opinion of the Holder has or could have a Material Adverse Effect;

(v)

the TSX revokes any conditional approval it has granted in respect of any issued Series Al Preferred Shares or the Company does not satisfy the conditions of such approval within the prescribed time period;

(w)	the Company subsequently becomes prohibited under Canadian Securities Laws, the Corporations Act, or the TSX Rules from issuing any securities to the Holder under these Preferred Share terms;

(x)

the Company fails to perform, comply with, or observe, any other term, covenant, undertaking, obligation or agreement under these Preferred Shares terms or any Transaction Document, including for greater certainty, failing to comply with its obligation to deliver Conversion Shares;

(y)	a default judgment of an amount of C$500,000 or greater is entered against the Company or any of its Subsidiaries;

(z)

the Company and/or any of its Subsidiaries defaults in relation to a payment obligation in the amount of C$250,000 or greater under any financial accommodation, including any loan, advance, debenture or other form of financing entered into with a third party (taking into account any applicable grace period agreed by the relevant third party), but excluding ordinary course trade payables less than ninety (90) days outstanding;

(aa)

other than a Project-Related Financing, the Company arranges or obtains any debt or loan funding (including convertible debt), or issues any debt securities or Series Al Preferred Shares or any other class of preferred shares to a person that is not the Holder;

(bb)

the Company threatens, or commences, any lawsuit or legal proceeding before any court challenging these Preferred Share terms, any Transaction Document or the legality of any obligation of the Company hereunder;

(cc)	the Company issues Conversion Shares or any other securities to the Holder without the prior written consent of the Holder or otherwise not in accordance with the Transaction Documents; or

(dd)	if the Holder terminates the Purchase Agreement in accordance with clause 12.2(a)(i) therein.

(3)

Notice of Redemption Event from Company.  The Company shall promptly give notice to the Holder of the occurrence, or failure to occur, at any time, of any event or state of facts which occurrence or failure would be likely to or could result in an Redemption Event, but the failure to give such notice to the Holder shall not in any way, impact, impair or affect the remedies available to the Holder upon the occurrence of an Redemption Event.

(4)

Redemption Notice from Holder. Upon the occurrence of a Redemption Event, the Holder may, whether or not it has received a notice from the Company pursuant to Section 7(3), send a written Redemption notice to the Company's registered office (the "Redemption Notice") not less than three (3) Business Days prior to each Redemption Date. Each Redemption Notice shall state:

(a)	the number of Series Al Preferred Shares held by the Holder that the Company shall Redeem on the Redemption Date;

(b)	the Redemption Date and the Redemption Amount;

(c)	the date upon which the Holder's right to convert such shares terminates;

(d)	the method of payment to the Holder and payment details; and

(e)

if the Holder holds shares in certificated form, that the Holder is to surrender to the Company, in the manner and at the place designated, its certificate or certificates representing the Series Al Preferred Shares to be Redeemed.

(5)

Redemption. The Company shall pay the Holder the Redemption Amount as set out in the Redemption Notice on the Redemption Date, which shall be no later than three (3) Business Days after the Company has received the Redemption Notice. No Redemption under this Section 7 shall occur until a Redemption Notice shall have been delivered by the Holder under this Section 7.

(6)	Adjustment upon Change of Control Event. If the Redemption Event is a Change of Control Event, the Redemption Amount shall be equal to the Redemption Amount, multiplied by 110%.

(7)

Cure Period. If a Redemption Event occurs, and the Company is proceeding diligently at its own expense to cure such default, the Holder may not exercise any of its rights under this Section 7 until the expiration of ten (10) Business Days from the date of the occurrence of such Redemption Event.

(8)

Surrender of Certificates; Payment. On or before the applicable Redemption Date, unless the Holder has exercised its right to Convert its Series Al Preferred Shares as provided in Section 4, the Holder shall, if the Holder holds such shares in certificated form, surrender the certificate or certificates representing such shares to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the Series Al Preferred Shares represented by a certificate are Redeemed, a new certificate, instrument, or book entry representing the unredeemed Series Al Preferred Shares shall promptly be issued to such Holder.

(9)	Additional Rights of the Holder upon a Redemption Event.

(a)

The Holder shall have no obligation to consummate a Conversion or any other transaction under a Transaction Document or these Preferred Share terms where a Redemption Event has occurred, for as long as such Redemption Event continues, unless the Holder notifies the Company otherwise in writing.

(b)

In addition to the remedies set out in this Section 7 upon the occurrence or existence of any Redemption Event, the Holder may exercise any other right, power or remedy granted to it by any Transaction Document, these Preferred Share terms or otherwise permitted to it by Law, including by suit in equity and/or by action at Law.

(10)

Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Amount payable upon Redemption of all of the Series Al Preferred Shares is paid or tendered for payment, then notwithstanding that any certificates evidencing any of the Series Al Preferred Shares so called for Redemption shall not have been surrendered and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the Holder to receive the Redemption Amount without interest upon surrender of any such certificate or certificates therefor.

Section 8                Redemption by Company.

(1)

General. All, but not less than all, of the Series Al Preferred Shares may be Redeemed by the Company for cash in accordance with this Section 8 at any time after the expiry of the Lock-Up Period (but not before), at a price equal to the 105% of the Redemption Amount for Series Al Preferred Shares, (the "Company Redemption Amount").

(2)

Notice from Company. If the Company wishes to exercise its Redemption right pursuant to Section 8(1), it shall send a written Redemption notice to the Investor (the "Company Redemption Notice") not less than five (5) Business Days prior to each Redemption Date. Each Company Redemption Notice shall state:

(a)	the Redemption Date and the Company Redemption Amount;

(b)	that the Holder has the right to Convert up to 30% of the number of Series Al Preferred Shares that it holds in accordance with Section 4(9);

(c)	that the Holder is to provide the method of payment to the Holder and payment details; and

(d)

if the Holder holds shares in certificated form, that the Holder is to surrender to the Company, in the manner and at the place designated, its certificate or certificates representing the Series Al Preferred Shares to be Redeemed.

(3)

Response from Holder. The Holder shall respond to the Company in writing with the information required in the Company Redemption Notice, including whether the Holder wishes to exercise its rights pursuant to Section 4(9), no less than five (5) Business Days after the Holder receives (or is deemed to have received) the Company Redemption Notice. If the Holder does not respond within this time period then on the sixth (6th) Business Day after the Holder receives (or was deemed to have received) the Company Redemption Notice, the Holder will be have deemed to have responded and deemed to have waived its rights pursuant to Section 4(9). For greater certainty, any notice sent by e-mail will be deemed to have been received on the following Business Day provided that the sender does not receive a notification of non-delivery within three (3) hours of sending such e-mail and the notice was sent to an e-mail address previously notified in writing by the Holder.

(4)

Redemption. The Company shall pay the Holder the Company Redemption Amount as set out in the Company Redemption Notice on the Redemption Date, which shall be no later than three (3) Business Days after the Holder has responded (or deemed to have responded pursuant to Section 8(3)) to the Company Redemption Notice pursuant to Section 8(3). No Redemption shall occur until a Company Redemption Notice has been delivered by the Company under this Section 8 and until the Company has effected any permitted Conversion under Section 4(9). For greater certainty, nothing in this Section 8(4) reduces or abrogates any Conversion rights of the Holder set out in Section 4.

(5)

Surrender of Certificates; Payment. On or before the applicable Redemption Date, the Holder shall, if the Holder holds such shares in certificated form, surrender the certificate or certificates representing such shares to the Company, in the manner and at the place designated in the Company Redemption Notice, and thereupon the Company Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the Series Al Preferred Shares represented by a certificate are Redeemed, a new certificate, instrument, or book entry representing the unredeemed Series Al Preferred Shares shall promptly be issued to such Holder.

Section 9                Withholding.

(1)

To the extent that any amount payable to the Holder is subject to Tax or withholding, then the Company shall increase the amount payable to the Holder by such additional amount as is necessary to ensure that after making the allowance for any Tax that may be payable, the Holder receives the full amount required to be paid before giving effect to such allowance for Tax.

(2)	All payments which are required to be made by the Company to the Holder shall be made without:

(a)	any set-off, counterclaim or condition; or

(b)	any deduction or withholding for Tax or any other reason, unless a deduction or withholding is required by Law,

except as may otherwise be consented to by the Holder.

Section 10              Redeemed or Otherwise Acquired Shares.

Any Series Al Preferred Shares that are Redeemed or otherwise acquired by the Company or any of its Subsidiaries shall be automatically and immediately cancelled and shall not be re-issued.

Section 11              Insider and Control.

Notwithstanding any other provision of these Preferred Share Terms, but in accordance with provisions of the Transaction Documents, in the event that a Conversion of the Series Al Preferred Shares would:

(a)

result in the Holder becoming an "Insider" of the Company (as defined in TSX Company Manual), such Conversion will be postponed by the Holder and will not be effective until the TSX has approved a personal information form(s), or waived the requirement therefor, in respect of the Holder, or

(b)

"materially affect control" of the Company (as defined in TSX Company Manual) and/or result in the Holder becoming a "control person" (as defined in the Securities Act (Ontario)), such Conversion will be postponed by the Holder and will not be effective until the Holder and the Company each comply with all requirements in connection therewith under the TSX Company Manual and Canadian Securities Laws, as applicable, provided that the Holder may on notice require that the Company call and hold a special or extraordinary meeting of shareholders to seek the required shareholder approval, which the Company will hold within sixty (60) days of the date that the Holder has delivered notice to the Company. At any such meeting the Company, if requested by the Holder, will recommend that shareholders vote in favour of the resolution required to issue the Conversion Shares upon a Conversion.

Section 12              Waiver.

Any of the rights, powers, preferences and other terms of the Series Al Preferred Shares set forth herein may be waived on behalf of the Holder by the affirmative written consent of the Holder.

Section 13              Notices.

Any notice required or permitted to be given to the Holder shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Corporations Act, and shall be deemed sent upon such mailing or electronic transmission.

SERIES A2  PREFERRED SHARES

The Series A2 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attached to the preferred shares as a class, carry and be subject to the following designations, rights, privileges, restrictions and conditions:

Section 1                Interpretation.

(1)	Defined Terms. The following definitions and interpretation rules apply in these Series A2 Preferred Share Terms:

Affiliate has the meaning given to it in the Securities Act(Ontario).

Articles means the articles of continuance of the Company, together with all amendments thereto.

Business Day means a day, other than a Saturday or Sunday, on which banks in New York, NY and Toronto, ON are open for the general transaction of business.

Canadian Securities Laws means all applicable securities laws in each of the provinces and territories of Canada, other than Quebec, emanating from Governmental Authorities including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and the TSX Rules.

Change in Law Termination Event means:(a) a change in an interpretation or administration of a Law;(b) compliance by the Holder with a Law or an interpretation or administration of a Law; or (c) a change after the date that any Series A2 Preferred Shares are issued in a Law or an interpretation or administration of a Law, which has, in the reasonable opinion of the Holder, directly or indirectly, the effect of materially varying the duties, obligations or liabilities of the Company or the Holder in connection with any Transaction Document, Contemplated Transactions or these Preferred Share terms, such that the Holder's rights, powers, benefits, remedies or economic burden (including any Tax treatment in the hands of the Holder) are adversely affected; or otherwise adversely affecting rights, powers, benefits, remedies or the economic burden of the Holder (including by way of delay or postponement).

Change of Control Event means, in respect of the Company:(a) a change in the composition of the board of directors of the Company where 50.0% or more of the individuals that are directors cease to be directors during the time period beginning on the date that any Series A2 Preferred Shares are issued and ending on the date when no Preferred Shares are issued and outstanding; or (b) any of the individuals who are the Chief Executive Officer or Chief Financial Officer as of the date that any Series A2 Preferred Share are issued cease to hold such position; or (c) other than a shareholder that holds such a position as of the Date of Issuance, if an individual, person or legal entity comes to have beneficial ownership, control or direction over more than 50% of the voting rights attached to any class of voting securities of the Company; or (d) the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of the assets that are held directly or indirectly by the Company.

Common Share means a fully paid common share in the capital of the Company

Company means Avalon Advanced Materials Inc.

Company Redemption Amount has the meaning given to it in Section 8(1).

Company Redemption Notice has the meaning given to it in Section 8(2).

Contemplated Transactions means any transaction contemplated by these Preferred Share Terms or a Transaction Document, including the Conversion or Redemption of the Series A2 Preferred Shares.

Conversion or Convertible or Convert means the conversion of Series A2 Preferred Shares into Common Shares in accordance with these Preferred Share terms.

Conversion Date means the date that Series A2 Preferred Shares are to be converted into Conversion Shares, in accordance with these Preferred Share terms and as specified by the Holder in a Conversion Notice.

Conversion Notice means a conversion notice that is delivered by the Holder to the Company in respect of a Conversion of Series A2 Preferred Shares.

Conversion Shares means the Common Shares issuable or issued upon Conversion of Series A2 Preferred Shares, in accordance with these Preferred Share terms.

Conversion Time means that time that Series A2 Preferred Shares are Converted on the applicable Conversion Date.

Corporations Act means the Canada Business Corporations Act.

Date of Issuance means the date that the Series A2 Preferred Shares are issued by the Company.

Frustration Termination Event means there comes into being an applicable Law which, or an official or reasonable interpretation of which, in the Holder's reasonable opinion, makes it illegal or impossible for the Holder or the Company to undertake any of the Contemplated Transactions, including converting the Series A2 Preferred Shares into Common Shares, in accordance with any Transaction Document or these Preferred Share terms, or renders consummation of any of the Contemplated Transactions in accordance with any Transaction Document unenforceable, void, voidable or unlawful, or contrary to or inconsistent with any Law.

Governmental Authority means any United States, Canadian or other:(a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign;(b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the TSX and Market Regulation Services Inc.

Holder means Lind Asset Management IX, LLC.

Holder's Shares means any Conversion Shares or other shares issuable to the Holder pursuant to a Transaction Document or these Preferred Share terms.

Insolvency Event means the commencement by the Company or any Subsidiary of a voluntary proceeding under applicable bankruptcy or insolvency legislation ("Bankruptcy Laws") or the commencement by any person of involuntary proceedings under Bankruptcy Laws against the Company or any Subsidiary that are not dismissed within sixty (60) days after commencement thereof, or a receiver or administrator is appointed for or takes charge of all or substantially all of the property of the Company or any Subsidiary, or the Company or any Subsidiary commences any other proceeding under any proposal, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar Law of any jurisdiction whether now or hereafter in effect relating to the Company or any Subsidiary, or the Company or any Subsidiary is adjudicated insolvent or bankrupt, or any order or relief or other order approving any such case or proceeding is entered, or the Company or any Subsidiary makes a general assignment for the benefit of creditors.

Law means Canadian Securities Laws, US Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term applicable with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

Lock-Up Period means the period during which the Holder may not trade Conversion Shares on the TSX and in respect of the Series A2 Preferred Shares, means the period ending four (4) months and one(1)day after the issuance of the Series A2 Preferred Shares.

Market Cap/Cash Balance Event means the occurrence of any one of the following events:(a) the Market Capitalization exceeds C$42,000,000; (b) the Market Capitalization is less than C$17,000,000; or (c) the amount of cash as stated in any public balance sheet date of the Company that is dated after the Date of Issuance is less than C$1,000,000.

Market Capitalization means the number of Common Shares outstanding as of the relevant date of determination, multiplied by the VWAP of the Common Shares for one (1) Trading Day calculated as at the close of trading on the TSX on a Trading Day.

Material Adverse Effect means a material adverse effect on: (i) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries taken as a whole; or (ii) the ability of the Company to perform its obligations under any Transaction Document or these Preferred Share terms.

NI 45-102 means National Instrument 45-102 of the Canadian Securities Administrators.

Prohibited Transaction means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell): (a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive Common Shares: (i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, the trading prices of, or quotations for, the Common Shares; or (ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events; or (b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions, and are deemed to include transactions generally referred to as at-the-market distributions, equity lines of credit and stand-by equity distribution agreements, and convertible securities and loans having a similar effect. For the avoidance of doubt, rights issuances; shareholder purchase plans, employee share ownership plans, convertible securities, or equity issuances, based on the Company's trading price but each at a fixed price per Common Share, are not Prohibited Transactions.

Project-Related Financing means a project-relating financing of the Company meeting each of the following conditions: (a) the financing must be no more than C$25,000,000; and (b) (i) the security granted to the financier, if any, consists only of a lien or an encumbrance on the mineral tenements and/or mining related real property or any project-specific tangible asset of the Company, as applicable; or (ii) if the financing includes project-specific tangible assets, the security granted to the financier, if any, consists only of a lien or an encumbrance on such project-specific tangible assets.

Redeem or Redeemable or Redemption means the redemption of Series A2 Preferred Shares, in accordance with these Preferred Share terms.

Redemption Amount means from the: (a) Date of Issuance until the third month anniversary thereof, C$5,000 per Series A2 Preferred Share;(b) date that is three months and one day from the Date of Issuance until the six month anniversary of the Date of Issuance, C$5,250 per Series A2 Preferred Share;(c) date that is six months and one day from the Date of Issuance until the nine month anniversary of the Date of Issuance, C$5,500 per Series A2 Preferred Share;(d)date that is nine months and one day from the Date of Issuance until the twelve month anniversary of the Date of Issuance, C$5,750 per Series A2 Preferred Share;(e) date that is twelve months and one day from the Date of Issuance until the fifteen month anniversary of the Date of Issuance, C$6,000 per Series A2 Preferred Share;(f) date that is fifteen months and one day from the Date of Issuance until the eighteen month anniversary of the Date of Issuance, C$6,250 per Series A2 Preferred Share;(g) date that is eighteen months and one day from the Date of Issuance until the twenty-one month anniversary of the Date of Issuance, C$6,500 per Series A2 Preferred Share; and (h) date that is twenty-one months and one day from the Date of Issuance and subsequently thereafter, C$6,750 per Series A2 Preferred Share, in each case as may be adjusted in accordance with these Preferred Share terms.

Redemption Date means the date that Series A2 Preferred Shares are Redeemed, in accordance with these Preferred Share terms.

Redemption Event has the meaning given to it in Section 7(2).

Redemption Notice has the meaning given to it in Section 7(3).

Series A2 Conversion Price means the price in Canadian dollars equal to 85% of the five-day VWAP on the TSX immediately prior to the date of the Conversion Notice of the Series A2 Preferred Shares, subject to the requirements of the TSX.

Securities Commissions means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada in which the Company is a reporting issuer.

Security Structure Event means any consolidation, subdivision or any payment of a special dividend in Common Shares or distribution of Common Shares to holders of its outstanding Common Shares, which for the avoidance of doubt, does not include a rights offering, private placement or public offering of Common Shares.

Series A2 Preferred Shares means the Series A2 Redeemable Non-Voting Convertible Preferred Shares, the terms of which are set out in these Preferred Share terms.

Purchase Agreement means the Preferred Share Purchase Agreement between the Holder and the Company dated March 3, 2017.

Subsidiary means 8110131 Canada Inc., Nolava Minerals Inc. and Avalon Rare Metals Ltd.

Transaction Documents means the Purchase Agreement and any certificates or other agreements issued or entered into in connection with such agreement.

TSX means the Toronto Stock Exchange.

TSX Rules means the TSX Company Manual

US Securities Laws means all applicable U.S. federal and state securities laws including the respective rules and regulations made thereunder together with applicable rules, policies, notices, discretionary rulings and orders issued by applicable securities regulatory authorities having application, all as the same are in effect at the date hereof.

VWAP means the volume weighted average trading price of the Common Shares, which is calculated by dividing the total value by the total volume of Common Shares traded on the TSX for the relevant period, as reported by Bloomberg, LP.

(2)

Where a Conversion Date falls on a day that is not a Business Day or a day on which the TSX is not open for trading, the relevant Conversion shall occur on the day that is the next day that is a Business Day or a day on which the TSX is open for trading.

(3)

Where a Redemption Date falls on a day that is not a Business Day or a day on which the TSX is not open for trading, the relevant Redemption shall occur on the day that is the next day that is a Business Day or a day on which the TSX is open for trading.

(4)

References in these Preferred Share terms to volume of trading of Common Shares and market price of Common Shares shall be determined by reference to the calculations from the trading of such Common Shares on the TSX, or if the Shares are not hereafter listed on TSX, such other primary stock exchange or stock market upon which the Shares of the Company may be listed from time-to-time hereafter.

Section 2                Dividends.

The Holder of the Series A2 Preferred Shares then outstanding shall not be entitled to receive arty dividend on Series A2 Preferred Shares.

Section 3                Restrictions on Transfer.

The Holder may not transfer, sell or trade the Series A2 Preferred Shares. For greater certainty, this provision does not restrict or otherwise limit the Holder's right to pledge, mortgage, hypothecate or encumber the Series A2 Preferred Shares that it holds.

Section 4                Conversion.

(1)	Conversion Rights. The Series A2 Preferred Shares may be Converted into Common Shares, as follows:

(a)

Conversion Rights Generally. The Holder is permitted to Convert Series A2 Preferred Shares into Conversion Shares at any time following the end of the Lock-Up Period, subject to the following terms and conditions and the limitations set forth in Section 4(1)(b):

(i)

the Holder may in its sole discretion, at any time and from time to time, in whole in part, and in respect of any or all of the Series A2 Preferred Shares held by the Holder, provide the Company with one or more Conversion Notices indicating that it requires a Conversion of the number of whole Series A2 Preferred Shares specified in such Conversion Notice;

(ii)

a Conversion Notice delivered pursuant to Section 4(1)(a)(i) shall specify:(A) the Holder's name or the names of the nominees in which such Holder wishes the Conversion Shares to be issued; (B) the Conversion Date by which the Holder requires Conversion to occur, giving at least one (1) Business Day notice; and (C) shall include the Series A2 Conversion Price applicable to the Conversion due to be effected on such Conversion Date, setting out the manner in which such Series A2 Conversion Price was calculated by the Holder;

(iii)	within one (1) Business Day of receiving the Conversion Notice, the Company shall take the required actions in order for the Conversion to occur on the Conversion Date;

(iv)

upon receipt by the Company of a Conversion Notice pursuant to Section 4(1)(a)(i), the Company shall effect a Conversion of the number of Series A2 Preferred Shares specified in such Conversion Notice by issuing and delivering Conversion Shares (in the number determined pursuant to the Conversion Notice) to the Holder or its nominee on the Conversion Date;

(v)

the number of Conversion Shares to be issued on Conversion shall be equal to aggregate Redemption Amount for the Series A2 Preferred Shares to be Converted as set forth in the Conversion Notice, divided by the Series A2 Conversion Price; and

(vi)	the Holder may deliver a Conversion Notice one or more times and from time-to-time in any calendar month, subject to these Preferred Share terms.

(b)	Limitation on Conversion. At any time after the Lock-Up Period expires, the Holder:

(i)	has the right, but not the obligation, to Convert, in each calendar month, up to 5% of the number of Series A2 Preferred Shares that were first issued to the Holder;

(ii)

has the right, but not the obligation, to Convert, in each calendar month, up to 20% of the number of Series A2 Preferred Shares that were first issued to the Holder, provided that this amount of Series A2 Preferred Shares does not exceed 20% of the Company's 20 day traded volume of common shares on the TSX immediately prior to the date of a Conversion Notice; and

(iii)	may, but is not required to, convert any other amount of Series A2 Preferred Shares with the written consent of the Company.

(c)	Additional Riqhts to Convert. Notwithstanding Section 4(1)(b), the Holder has the right, but not the obligation, to Convert any number of Series A2 Preferred Shares, if at any time:

(i)	a Market Cap/Cash Balance Event occurs;

(ii)	a Change in Law Termination Event occurs;

(iii)	a Redemption Event occurs; or

(iv)	a Change of Control Event occurs.

(2)	Mechanics of Conversion.

(a)	Notice of Conversion. In order for the Holder to Convert Series A2 Preferred Shares into Conversion Shares, the Holder shall:

(i)

provide a Conversion Notice to the Company stating the number of Series A2 Preferred Shares that it is electing to Convert and, if applicable, any event on which such Conversion is contingent and including the information required by Section 4(1)(a)(ii); and

(ii)	if such Holder's Series A2 Preferred Shares are certificated, surrender the certificate or certificates for such Series A2 Preferred Shares to the Company.

(b)	Issuance of Conversion Shares. The Company shall, as soon as practicable after the Conversion Time, but not later than three (3) Business Days:

(i)

pursuant to Section 4(1)(a)(iii), issue and deliver to such Holder, or to its nominees, a certificate or certificates for the number of Conversion Shares issuable upon such Conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Series A2 Preferred Shares represented by the surrendered certificate that were not converted into Conversion Shares; and

(ii)	pay in cash such amount as provided in Section 4(5).

(3)

Effect of Conversion. All Series A2 Preferred Shares which shall have been surrendered for Conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the Holder thereof to receive Conversion Shares in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4(5). Any Series A2 Preferred Shares so Converted shall be cancelled and not reissued.

(4)	Legends.

(a)	The certificates representing the Series A2 Preferred Shares shall bear any legends required by Canadian Securities Laws and US Securities Laws, as well as the following legend:

"THE EQUITY SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED, SOLD OR TRADED BY THE HOLDER."

After the Lock-Up Period expires, if the Holder receives Conversion Shares on Conversion that are certificated, such certificates shall not bear any restrictive legend under Canadian Securities Laws.

(c)

The Holder is entitled to have the legends required under Canadian Securities Laws, if any, removed from any previously issued Conversion Share certificate, which the Company undertakes to cause within three (3) Business Days of any request from the Holder, which request shall be accompanied by each applicable Conversion Share certificate in respect of which the request is made.

(d)	The Holder is entitled to have any Conversion Shares issued, after the Lock-Up Period expires, in an electronic or dematerialized form as determined by the Holder.

(e)	Any Conversion Shares represented in an electronic or dematerialized form shall not have any restrictive legend, unless required under Canadian Securities Laws or US Securities Laws.

(f)

The Holder shall provide all such certificates, declarations, and/or opinions reasonably required by the Company, reliance on which is required by Law in order for the Conversion Shares to be issued without legends required by US Securities Laws attached.

(5)

Fractional Shares. No fractional Conversion Shares shall be issued upon Conversion. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay cash equal to such fraction, multiplied by the five-day VWAP immediately prior to Conversion, provided that such amount is greater than C$1.00. Whether or not fractional shares would be issuable upon such Conversion shall be determined on the basis of the total number of Series A2 Preferred Shares the holder is at the time converting into Conversion Shares and the aggregate number of Conversion Shares issuable upon such Conversion.

(6)

Reservation of Shares. The Company shall at all times when the Series A2 Preferred Shares are outstanding, reserve and keep available out of its authorized but unissued share capital, for the purpose of effecting the Conversion of the Series A2 Preferred Shares, such number of its duly authorized Conversion Shares as shall from time to time be sufficient to effect the Conversion of all outstanding Series A2 Preferred Shares.

(7)

Termination of Conversion Rights. In the event a Redemption Notice for any Series A2 Preferred Shares is given pursuant to Section 7, the Conversion Rights of the Series A2 Preferred Shares designated for Redemption shall only terminate at the close of business on the last full Trading Day preceding the date fixed for Redemption, unless the Redemption Amount is not fully paid on such Redemption Date, in which case the Conversion Rights for such shares shall continue until such Redemption Amount is paid in full. If all of the Series A2 Preferred Shares are Converted after a Redemption Notice is given and prior to the Redemption Date, the Redemption Notice shall be deemed to be revoked in respect of the Series A2 Preferred Shares that were to be Converted. In the event of a liquidation, dissolution, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of its affairs, the Conversion Rights shall terminate only at the close of business on the last full Trading Day preceding the date fixed for the payment of any such amounts distributable on such event to the Holder.

(8)

Right of Company to Redeem. Notwithstanding any other provision of these Preferred Share terms, if the Series A2 Conversion Price is less than C$0.10 for any Conversion, the Company shall have the right to refuse to give effect to such Conversion and instead Redeem all of the Series A2 Preferred Shares that were to be subject to the Conversion in accordance with the process in Section 8(1), in which case the Redemption Amount will be equal to the Redemption Amount multiplied by 105%.

(9)

Additional Rights of Conversion. If the Company exercises its right of Redemption pursuant to Section 8(1), the Holder has the right, in its sole discretion, to Convert up to 30% of its Series A2 Preferred Shares at the Series A2 Conversion Price, by indicating that it wishes to exercise this right in its response to the Company Redemption Notice within five (5) Business Days of receiving such notice. Any such Conversion shall be effective prior to the Redemption Date.

Section 5                Adjustments.

(1)

Mergers, Reorganizations, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company, and which does not constitute a Change of Control Event, in which the Common Shares (but not the Series A2 Preferred Shares) are converted into or exchanged for securities, cash or other property, then:

(a)

the Holder may declare any such transaction to be a Redemption Event (such determination to be made by the Holder within five (5) Business Days of the completion of such event in which case Section 7 will apply; or

(b)

then following any such reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger, each Series A2 Preferred Share shall thereafter be convertible in lieu of the Conversion Shares into which it was Convertible prior to such event, into the kind and amount of securities, cash or other property which the Holder of the number of Conversion Shares of the Company issuable upon Conversion of one Series A2 Preferred Share immediately prior to such reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, a malgamation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Holder) shall be made in the application of the provisions in this Section 5(1) with respect to the rights and interests thereafter of the Holder of the Series A2 Preferred Shares, to the end that the provisions set forth in this Section 5(1) (including provisions with respect to changes in and other adjustments of the Series A2 Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the Conversion of the Series A2 Preferred Shares. For the avoidance of doubt, nothing in this Section 5 shall be construed as preventing the Holder from seeking any dissent rights to which they are otherwise entitled under the Corporations Act in connection with a transaction triggering an adjustment hereunder, nor shall this Section 5(1) be deemed conclusive evidence of the fair value of the Series A2 Preferred Shares in any such dissent proceeding.

(2)

Adjustments for a Security Structure Event. If a Security Structure Event occurs during the five (5) Trading Day period when the Series A2 Conversion Price is being determined for the purposes of being Converted in accordance with these Preferred Share terms, the Series A2 Conversion Price shall be reduced or, as the case may be, increased, in the same proportion as the issued capital of the Company is, as the case may be, consolidated or subdivided.

(3)

Notice. When the Company becomes aware of a fact that may give rise to an adjustment of the Series A2 Conversion Price, the Company must promptly (and not more than one (1) Trading Day after becoming aware), notify the Holder of the specifics of the fact that may give rise to such adjustment.

Section 6                Notice of Record Date.

In the event:

(a)	of any capital reorganization of the Company, any reclassification of the Common Shares of the Company; or

(b)	of the voluntary or involuntary dissolution, liquidation, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of the affairs of the Company,

then, and in each such case, the Company shall send or cause to be sent to the Holder of the Series A2 Preferred Shares a notice specifying, as the case may be the effective date on which such reorganization, reclassification, consolidation, merger, amalgamation, arrangement, transfer, dissolution, liquidation, winding-up or distributions of the Company's assets for the purpose of winding-up its affairs is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Shares (or such other shares or securities at the time issuable upon the Conversion of the Series A2 Preferred Shares) shall be entitled to exchange their Common Shares (or such other shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, arrangement, transfer, dissolution, liquidation, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of its affairs, and the amount per share and character of such exchange applicable to Series A2 Preferred Shares and Common Shares. Such notice shall be sent at least ten (10) Business Days prior to the record date or effective date for the event specified in such notice.

Section 7                Redemption by Holder.

(1)

General. Each Series A2 Preferred Share shall be redeemed by the Company for cash in accordance with this Section 7 at a price equal to the Redemption Amount for Series A2 Preferred Shares or other price set forth in these Preferred Share terms.

(2)	Redemption Events. Each of the following shall constitute a "Redemption Event":

(a)

any of the representations, warranties, or covenants made by the Company or any of its agents, officers, directors, employees or representatives in any Transaction Document, materials delivered to the Holder in connection with the Contemplated Transaction or public filing are inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Holder, any of its authorized representatives, or the Company's shareholders, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made or repeated (in each case where qualified by an express reference to the representation or the warranty being given on a particular other date or dates, on that date or dates);

(b)	the Company or any Subsidiary undertakes a Change of Control Event or if a Change of Control Event occurs;

(c)	the Company or any Subsidiary undertakes or threatens to undertake a Prohibited Transaction;

(d)	the occurrence of a Frustration Termination Event;

(e)	the occurrence of a Change in Law Termination Event;

(f)	the Company or any Subsidiary suffers or incurs an Insolvency Event;

(g)

the Company or any of its Subsidiaries ceases or suspends, or threatens to cease or suspend, the conduct of all or a substantial part of its business, or disposes, in a single transaction, or in a series of transactions, of all or substantially all of its assets;

(h)	the Company or any of its Subsidiaries takes action to reduce its stated or paid-up capital in accordance with the Corporations Act;

(i)	the issuance or sale of any additional Series A2 Preferred Shares to any person other than the Holder without the prior written consent of the Holder;

(j)	the amendment, modification, alteration or repeal any provision of the Articles relating to the Series A2 Preferred Shares without the prior written consent of the Holder;

(k)

creation, authorization of the creation of, any additional class or series of shares unless the same ranks junior to the Series A2 Preferred Shares with respect to the distribution of assets on the liquidation, dissolution, winding-up or distribution of the Company's assets among its shareholders for the purpose of winding-up of its affairs, the payment of dividends and rights of redemption, in each case without the prior written consent of the Holder; or

(l)

the reclassification, alteration or amendment of any existing security of the Company that is junior to the Series A2 Preferred Shares in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A2 Preferred Shares in respect of any such right, preference or privilege, in each case without the prior written consent of the Holder;

(m)	there is a cease trade order issued against the Company, or a management cease trade order in respect of the Company;

(n)

if, as a result of the Company ceasing to be a "foreign private issuer" (as that term is defined in Rule 405 under the Securities Exchange Act of 1934) or otherwise, the Holder is unable to effect a lawful resale of Holder's Shares on the TSX without registration under the United States Securities Act of 1933, including if the resale safe harbour from registration available under Regulation S becomes unavailable;

(o)	the Company ceases to be a "reporting issuer" under Canadian Securities Laws in any province or territory of Canada (or applies to do so), without the prior written consent of the Holder;

(p)	the Common Shares are de-listed from the TSX, without the prior written consent of the Holder;

(q)	the Common Shares become listed on another stock exchange other than the TSX through the actions of the Company, without the prior written consent of the Holder;

(r)

the Company challenges, disputes or denies any right of the Holder under these Preferred Share terms or pursuant to any Transaction Document, or otherwise dishonors or rejects any action taken, or document delivered, in furtherance of the Holder's rights to receive any Conversion Shares;

(s)

these Preferred Share terms, a Transaction Document or a Contemplated Transaction is claimed by a person that is not the Holder to be wholly or partly void, voidable or unenforceable in any respect, or has been determined by a court of competent jurisdiction to be wholly or partly void, voidable or unenforceable in any respect;

(t)

a court of competent jurisdiction makes an ultimate determination in favour of any action, claim, proceeding, suit, investigation, or action against any other person or otherwise asserted before any Governmental Authority, which seeks to restrain, challenge, deny, enjoin, limit, modify, delay, or dispute, the right of the Holder or the Company to enter into any Transaction Documents or undertake any of the Contemplated Transactions;

(u)	the occurrence of a Material Adverse Effect or any event, condition or development occurs or arises which in the opinion of the Holder has or could have a Material Adverse Effect;

(v)

the TSX revokes any conditional approval it has granted in respect of any issued Series A2 Preferred Shares or the Company does not satisfy the conditions of such approval within the prescribed time period;

(w)	the Company subsequently becomes prohibited under Canadian Securities Laws, the Corporations Act, or the TSX Rules from issuing any securities to the Holder under these Preferred Share terms;

(x)

the Company fails to perform, comply with, or observe, any other term, covenant, undertaking, obligation or agreement under these Preferred Shares terms or any Transaction Document, including for greater certainty, failing to comply with its obligation to deliver Conversion Shares;

(y)	a default judgment of an amount of C$500,000 or greater is entered against the Company or any of its Subsidiaries;

(z)

the Company and/or any of its Subsidiaries defaults in relation to a payment obligation in the amount of C$250,000 or greater under any financial accommodation, including any loan, advance, debenture or other form of financing entered into with a third party (taking into account any applicable grace period agreed by the relevant third party), but excluding ordinary course trade payables less than ninety (90) days outstanding;

(aa)

other than a Project-Related Financing, the Company arranges or obtains any debt or loan funding (including convertible debt), or issues any debt securities or Series A2 Preferred Shares or any other class of preferred shares to a person that is not the Holder;

(bb)

the Company threatens, or commences, any lawsuit or legal proceeding before any court challenging these Preferred Share terms, any Transaction Document or the legality of any obligation of the Company hereunder;

(cc)	the Company issues Conversion Shares or any other securities to the Holder without the prior written consent of the Holder or otherwise not in accordance with the Transaction Documents; or

(dd)	if the Holder terminates the Purchase Agreement in accordance with clause 12.2(a)(i) therein.

(3)

Notice of Redemption Event from Company. The Company shall promptly give notice to the Holder of the occurrence, or failure to occur, at any time, of any event or state of facts which occurrence or failure would be likely to or could result in an Redemption Event, but the failure to give such notice to the Holder shall not in any way, impact, impair or affect the remedies available to the Holder upon the occurrence of an Redemption Event.

(4)

Redemption Notice from Holder. Upon the occurrence of a Redemption Event, the Holder may, whether or not it has received a notice from the Company pursuant to Section 7(3), send a written Redemption notice to the Company's registered office (the "Redemption Notice") not less than three (3) Business Days prior to each Redemption Date. Each Redemption Notice shall state:

(a)	the number of Series A2 Preferred Shares held by the Holder that the Company shall Redeem on the Redemption Date;

(b)	the Redemption Date and the Redemption Amount;

(c)	the date upon which the Holder's right to convert such shares terminates;

(d)	the method of payment to the Holder and payment details; and

(e)

if the Holder holds shares in certificated form, that the Holder is to surrender to the Company, in the manner and at the place designated, its certificate or certificates representing the Series A2 Preferred Shares to be Redeemed.

(5)

Redemption. The Company shall pay the Holder the Redemption Amount as set out in the Redemption Notice on the Redemption Date, which shall be no later than three (3) Business Days after the Company has received the Redemption Notice. No Redemption under this Section 7 shall occur until a Redemption Notice shall have been delivered by the Holder under this Section 7.

(6)	Adjustment upon Change of Control Event. If the Redemption Event is a Change of Control Event, the Redemption Amount shall be equal to the Redemption Amount, multiplied by 110%.

(7)

Cure Period. If a Redemption Event occurs, and the Company is proceeding diligently at its own expense to cure such default, the Holder may not exercise any of its rights under this Section 7 until the expiration of ten (10) Business Days from the date of the occurrence of such Redemption Event.

(8)

Surrender of Certificates; Payment. On or before the applicable Redemption Date, unless the Holder has exercised its right to Convert its Series A2 Preferred Shares as provided in Section 4, the Holder shall, if the Holder holds such shares in certificated form, surrender the certificate or certificates representing such shares to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the Series A2 Preferred Shares represented by a certificate are Redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A2 Preferred Shares shall promptly be issued to such Holder.

(9)	Additional Rights of the Holder upon a Redemption Event.

(a)

The Holder shall have no obligation to consummate a Conversion or any other transaction under a Transaction Document or these Preferred Share terms where a Redemption Event has occurred, for as long as such Redemption Event continues, unless the Holder notifies the Company otherwise in writing.

(b)

In addition to the remedies set out in this Section 7 upon the occurrence or existence of any Redemption Event, the Holder may exercise any other right, power or remedy granted to it by any Transaction Document, these Preferred Share terms or otherwise permitted to it by Law, including by suit in equity and/or by action at Law.

(10)

Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Amount payable upon Redemption of all of the Series A2 Preferred Shares is paid or tendered for payment, then notwithstanding that any certificates evidencing any of the Series A2 Preferred Shares so called for Redemption shall not have been surrendered and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the Holder to receive the Redemption Amount without interest upon surrender of any such certificate or certificates therefor.

Section 8                Redemption by Company.

(1)

General. All, but not less than all, of the Series A2 Preferred Shares may be Redeemed by the Company for cash in accordance with this Section 8 at any time after the expiry of the Lock-Up Period (but not before), at a price equal to the 105% of the Redemption Amount for Series A2 Preferred Shares,

(the "Company Redemption Amount").

(2)

Notice from Company. If the Company wishes to exercise its Redemption right pursuant to Section 8(1), it shall send a written Redemption notice to the Investor (the "Company Redemption Notice") not less than five (5) Business Days prior to each Redemption Date. Each Company Redemption Notice shall state:

(a)	the Redemption Date and the Company Redemption Amount;

(b)	that the Holder has the right to Convert up to 30% of the number of Series A2 Preferred Shares that it holds in accordance with Section 4(9);

(c)	that the Holder is to provide the method of payment to the Holder and payment details; and

(d)

if the Holder holds shares in certificated form, that the Holder is to surrender to the Company, in the manner and at the place designated, its certificate or certificates representing the Series A2 Preferred Shares to be Redeemed.

(3)

Response from Holder. The Holder shall respond to the Company in writing with the information required in the Company Redemption Notice, including whether the Holder wishes to exercise its rights pursuant to Section 4(9), no less than five (5) Business Days after the Holder receives (or is deemed to have received) the Company Redemption Notice. If the Holder does not respond within this time period then on the sixth (6th) Business Day after the Holder receives (or was deemed to have received) the Company Redemption Notice, the Holder will be have deemed to have responded and deemed to have waived its rights pursuant to Section 4(9). For greater certainty, any notice sent by e-mail will be deemed to have been received on the following Business Day provided that the sender does not receive a notification of non-delivery within three (3) hours of sending such e-mail and the notice was sent to an e-mail address previously notified in writing by the Holder.

(4)

Redemption. The Company shall pay the Holder the Company Redemption Amount as set out in the Company Redemption Notice on the Redemption Date, which shall be no later than three (3) Business Days after the Holder has responded (or deemed to have responded pursuant to Section 8(3)) to the Company Redemption Notice pursuant to Section 8(3). No Redemption shall occur until a Company Redemption Notice has been delivered by the Company under this Section 8 and until the Company has effected any permitted Conversion under Section 4(9). For greater certainty, nothing in this Section 8(4) reduces or abrogates any Conversion rights of the Holder set out in Section 4.

(5)

Surrender of Certificates; Payment. On or before the applicable Redemption Date, the Holder shall, if the Holder holds such shares in certificated form, surrender the certificate or certificates representing such shares to the Company, in the manner and at the place designated in the Company Redemption Notice, and thereupon the Company Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the Series A2 Preferred Shares represented by a certificate are Redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A2 Preferred Shares shall promptly be issued to such Holder.

Section 9                Withholding.

(1)

To the extent that any amount payable to the Holder is subject to Tax or withholding, then the Company shall increase the amount payable to the Holder by such additional amount as is necessary to ensure that after making the allowance for any Tax that may be payable, the Holder receives the full amount required to be paid before giving effect to such allowance for Tax.

(2)	All payments which are required to be made by the Company to the Holder shall be made without:

(a)	any set-off, counterclaim or condition; or

(b)	any deduction or withholding for Tax or any other reason, unless a deduction or withholding is required by Law,

except as may otherwise be consented to by the Holder.

Section 10              Redeemed or Otherwise Acquired Shares.

Any Series A2 Preferred Shares that are Redeemed or otherwise acquired by the Company or any of its Subsidiaries shall be automatically and immediately cancelled and shall not be re-issued.

Section 11              Insider and Control.

Notwithstanding any other provision of these Preferred Share Terms, but in accordance with provisions of the Transaction Documents, in the event that a Conversion of the Series A2 Preferred Shares would:

(a)

result in the Holder becoming an "Insider" of the Company (as defined in TSX Company M anual), such Conversion will be postponed by the Holder and will not be effective until the TSX has approved a personal information form(s), or waived the requirement therefor, in respect of the Holder; or

(b)

"materially affect control" of the Company (as defined in TSX Company Manual) and/or result in the Holder becoming a "control person" (as defined in the Securities Act (Ontario)), such Conversion will be postponed by the Holder and will not be effective until the Holder and the Company each comply with all requirements in connection therewith under the TSX Company Manual and Canadian Securities Laws, as applicable, provided that the Holder may on notice require that the Company call and hold a special or extraordinary meeting of shareholders to seek the required shareholder approval, which the Company will hold within sixty (60) days of the date that the Holder has delivered notice to the Company. At any such meeting the Company, if requested by the Holder, will recommend that shareholders vote in favour of the resolution required to issue the Conversion Shares upon a Conversion.

Section 12              Waiver.

Any of the rights, powers, preferences and other terms of the Series A2 Preferred Shares set forth herein may be waived on behalf of the Holder by the affirmative written consent of the Holder.

Section 13              Notices.

Any notice required or permitted to be given to the Holder shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Corporations Act, and shall be deemed sent upon such mailing or electronic transmission.